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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact: Gil Trotino VP, WW Marketing Magic Software Enterprises (949) 250-1718 X299 gtrotino@magicsoftware.com	Contact : BWise EMEA: Robin Pereboom, Corp. Marketing Director +31 73 6464915 BWise USA: Corly Vons, Business Development Manager +1 703 777-2679

Magic Software and BWise B.V. Announce iBOLT Partnership

Focused on Compliance

Companies promote a joint offering of iBOLT and isCO

Targeted at Sarbanes-Oxley compliance for SMB’s

Or Yehuda, Israel and Den Bosch, Netherlands, (April 14, 2005) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, and BWise B.V., a leading provider of Business Process Management (BPM) software for corporate governance, risk and compliance management, today announced a partnership to provide a full pre-configured SOX Compliance solution for SMB’s, that covers both articles 404 and 409 of the compliance requirements and includes extensive automation and continuous control features. The companies intend to expand the offering to cover additional automated compliance solutions such as Basel II and EU Corporate Governance regulations.

The partnership with Magic Software, incorporating its iBOLT and iBOLT Portal solutions, will position BWise to resell its Sarbanes-Oxley software (BWise 3.0 isCO) to small and medium enterprise (SME) markets. This combined application will be easy to install, quick to set up and efficient to implement in any organization, offering a competitive advantage to both Magic Software and BWise.

BWise offers its customers a user-friendly application with a broad range of features. Magic’s iBOLT is a comprehensive application integration and business process management suite designed to provide easy to use, scalable and highly affordable business integration. BWise uses Magic Software’s iBOLT and iBOLT Portal solutions to collect evidence for customers’ user control review, automate evidence collection and storage, handle issues/escalation procedures, and enhance automated business processes with separate control processes to achieve real-time enterprise results..

Robert Pijselman, CEO of BWise comments, “Our strong growth in 2004 of our user base in over eighty countries, confirms our belief that the BWise solution for corporate governance legislation like Sarbanes-Oxley,  is the right answer for publicly traded companies. Our partnership with Magic will increase our attractiveness to become the application of choice for CFO’s and senior financial management, and to better control issues of corporate governance, related processes, operational risk and performance indicators within the enterprise”.

Avigdor Luttinger, Head of the iBOLT Program at Magic, commented, “iBOLT and Bwise isCO are setting new standards in usability and time to value in the Corporate Governance market. This partnership provides us with yet another sharply focused market approach that addresses real urgent needs of SMB’s and large enterprises alike. We bring our partners and customers a certified methodology, smart and simple reporting, state-of-the-art web technology for efficient data processing, and low cost of ownership."

About BWise
BWise is an Enterprise Risk Management, Corporate Compliance and Internal Control software provider. With leading solutions in Sarbanes-Oxley, 404, 409, Performance Control, Risk- and Process Management, Internal Control in the enterprise Governance market Space and beyond. Established in 1994, BWise has developed solid proven solutions that help organizations to streamline business processes, information and documentation to maximize performance, minimize risks and increase corporate accountability. With more then 1,200 customers worldwide and 110,000 users in virtually all markets, BWise has developed a sustainable presence in the Compliance market. For more information, visit the website at: www.bwise.com.

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: April 14, 2005